CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Maximum Aggregate Offering Price	Amount Of Registration Fee
US$750,000,000 4.71% Notes Due 2015	$750,000,000	$53,475(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(5)

Registration Number 333-160410

PROSPECTUS SUPPLEMENT

(To prospectus dated July 2, 2009)

ORIX CORPORATION

US$750,000,000

4.71% Notes Due 2015

We will pay interest on the notes on April 27 and October 27 of each year, beginning on October 27, 2010. The notes will mature on April 27, 2015. The notes will not be redeemable prior to maturity, except as set forth under “Description of Notes—Optional Tax Redemption” in this prospectus supplement, and will not be subject to any sinking fund.

The notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The notes are not and will not be listed on any securities exchange.

Investing in the notes involves risks. You should carefully consider the risk factors set forth in the section entitled “Risk Factors” in Item 3 of our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and in the “Risk Factors” section beginning on page S-17 of this prospectus supplement before making any decision to invest in the notes.

	Per Note	Total
Public offering price(1)	99.991%	$749,932,500
Underwriting discount	.35%	$2,625,000
Proceeds, before expenses, to ORIX(1)	99.641%	$747,307,500

(1)	Plus accrued interest from April 27, 2010 if settlement occurs after that date.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through the book-entry delivery system of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., on or about April 27, 2010.

Joint Bookrunners

BofA Merrill Lynch	Morgan Stanley	UBS Investment Bank

Co-Lead Managers

BNP PARIBAS	Daiwa Capital Markets	Nomura Securities

Co-Managers

ANZ Securities, Inc.	Barclays Capital	CICC HKS

Citi	Crédit Agricole Corporate and Investment Bank	Goldman, Sachs & Co.

Houlihan Lokey	ING	Mitsubishi UFJ Securities

Mizuho Securities USA Inc.	Nikko Luxembourg	Scotia Capital

Standard Chartered Bank

The date of this prospectus supplement is April 21, 2010.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes and also adds to, updates and changes information contained in the base prospectus and the documents incorporated by reference in this prospectus. The second part is the accompanying prospectus dated July 2, 2009, which we refer to as the “accompanying prospectus.” The accompanying prospectus contains a description of the senior debt securities and gives more general information, some of which may not apply to the notes. If the description of the notes in this prospectus supplement differs from the description in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement to “ORIX” refer to ORIX Corporation and to “we,” “us,” “our,” “ORIX Group” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the notes.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Certain monetary amounts, ratios and percentage data included in this prospectus supplement have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, among others, identify forward-looking statements. Forward-looking statements, which include statements contained in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” of our annual report on Form 20-F for the fiscal year ended March 31, 2009 as well as statements contained in our report on Form 6-K filed on February 12, 2010, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F and in the “Risk Factors” section of this prospectus supplement. Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F to be a complete set of all potential risks or uncertainties.

The forward-looking statements made in this prospectus supplement speak only as of the date of this prospectus supplement. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

ORIX CORPORATION

Overview

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Founded in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., we have grown over the succeeding decades from a leasing base to become one of Japan’s leading financial service companies, providing a broad range of commercial and consumer finance products and services to Japanese and overseas customers. Our primary business segments are:

•

Corporate Financial Services.    Through a nationwide network of 80 offices, we provide capital through loans and leasing for capital investment and other needs to our core customer base of domestic small and medium enterprises, or SMEs. This segment also serves as a central point of contact for our entire corporate group in responding to the needs of other segments, including business succession and overseas business development.

•

Maintenance Leasing.    Our maintenance leasing segment consists of automobile leasing and rental operations as well as our equipment rental business. Our automobile operations started by offering to corporate clients leases that included maintenance services, and today we provide a complete range of specialized vehicle management outsourcing services. We also offer a wide range of services to address the vehicle needs of both corporate and individual clients. Our equipment rental operations cover a broad range of services, including rental of IT-related equipment and precision measuring equipment, technical support, calibration, and asset management.

•

Real Estate.    Our real estate segment encompasses a broad range of activities including the development and leasing of properties such as office buildings and logistics facilities; the development of residential condominiums; the operation of hotels, golf courses and training facilities; the development and operation of residential properties, such as senior housing; and the asset management and administration of Japanese real estate investment trusts (REITs).

•

Investment Banking.    This segment consists principally of our real estate-related finance business and our investment banking business, including the following operations: venture capital business; real estate-related finance business, including non-recourse loans; loan servicing business that invests in non-performing loans and engages in commercial mortgage-backed securities (CMBS) management and collection; principal investment business; securitization business; and mergers and acquisitions and financial advisory business.

•

Retail.    In this segment we primarily serve our individual customers. Our operations include: our trust and banking services through ORIX Trust and Banking; our card loan business, which is managed through an alliance with Sumitomo Mitsui Banking Corporation started in 2009; our life insurance business through which we offer a variety of insurance products through representative and mail-order sales; and our securities business which centers on Internet securities brokerage which is managed through an alliance with Monex Group formed in early 2010.

•

Overseas Business.    In the United States, we are engaged in investment and financing operations, such as corporate finance, investments in CMBS and other marketable securities, and in investment banking operations, including advisory services in the areas of merger and acquisitions, corporate financial restructuring and enterprise valuation. In Asia, Oceania, the Middle East and Europe, we focus on leasing, lending and other financial services that are closely tied to the local communities.

We had total revenues of ¥1,054,500 million and net income attributable to ORIX Corporation of ¥21,924 million for the fiscal year ended March 31, 2009 and total revenues of ¥692,024 million and net income attributable to ORIX Corporation of ¥27,433 million for the nine months ended December 31, 2009. Our total assets at March 31, 2009 were ¥8,369,736 million and at December 31, 2009 were ¥7,958,356 million. Net income attributable to ORIX Corporation as a percentage of average total assets based on period-end balances was 0.25% for the fiscal year ended March 31, 2009 and 0.45% for the nine months ended December 31, 2009 on a consolidated annualized basis.

Company Information

Our head office is located at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan. Our telephone number is +81-3-5419-5112. Our website is found at www.orix.co.jp. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

Overview

During the fiscal year ended March 31, 2010, we continued to focus on adapting to the drastic changes in our operating environment brought about by the global financial crisis. At the same time, we began to position ourselves for strong performance in the next growth cycle. We believe that we have made significant progress toward improving our financial and operational stability. Specific initiatives and achievements to date include:

•

Enhanced financial stability:    During the fiscal year ended March 31, 2010, we continued to implement various measures to stabilize our financial condition including (i) reducing our debt-to-equity ratio, (ii) improving our liquidity position and (iii) diversifying our funding structure.

•

De-leveraging.    Our debt-to-equity ratio, measured as total non-deposit interest-bearing debt (i.e., short-term debt plus long-term debt, excluding deposits) divided by total ORIX Corporation shareholders’ equity, has decreased from a decade-high of 9.1x as of March 31, 2000 to 4.6x as of March 31, 2008 and 4.5x as of March 31, 2009. As of December 31, 2009, our debt-to-equity ratio was 3.7x. Significant contributors to this improvement included asset reductions, including a reduction of real estate related assets and the completion of a global equity offering in July 2009.

•

Liquidity.    We continued to focus on improving our liquidity position to establish a buffer against uncertain market environments. We implemented various measures to retain excess liquidity through increasing cash and available commitment lines to decrease short-term liquidity risks. As of December 31, 2009, our aggregate balance of cash and cash equivalents, time deposits and available amount of committed credit facilities was ¥1,045 billion as compared to ¥731 billion as of March 31, 2009 and ¥801 billion as of March 31, 2008. We also decreased the amount of our interest-bearing debt (including deposits) from ¥6,263 billion as of March 31, 2008 to ¥5,920 billion as of March 31, 2009 and ¥5,475 billion as of December 31, 2009. In particular, we reduced our outstanding commercial paper from ¥662 billion as of March 31, 2008 to ¥316 billion as of December 31, 2009. In July 2009, we raised approximately ¥83 billion through the issuance of new shares, which we used for new investments and reduction of debt. Since November 2009, we have raised approximately ¥215 billion through seven issuances of domestic corporate bonds including two issuances for ¥40 billion completed in April 2010.

•

Funding Structure.    Diversification of our funding structure has led to a stable average cost of funding (excluding deposits) over the past two years. Our funding consists mainly of borrowings from financial institutions and funding from capital markets. We borrow from a diverse range of financial institutions, including major banks, regional banks, foreign banks and life and casualty insurance companies, consisting of over 200 institutions. Funding from the capital markets includes the issuance of straight bonds, commercial paper, medium-term notes issued by us and three overseas subsidiaries, the securitization of operating assets and unsecured convertible bonds.

•

Balance sheet management:    Prior to the onset of the global financial crisis, we shifted management focus to financial stability and reduction of risk. During the course of the crisis, along with de-leveraging, we accelerated asset reductions, particularly real estate-related financial assets where we experienced significant deteriorations in the real estate-related loan portfolios of our Corporate Financial Services segment. Total assets decreased to ¥8,370 billion and ¥7,958 billion as of March 31, 2009 and December 31, 2009 respectively from a peak of ¥8,995 billion as of March 31, 2008. To control asset quality in our real estate-related portfolio, we focused on maximizing recovery on non-performing loans and reduced the amount of new loans extended to real estate companies during the financial crisis. Although provisions for doubtful receivables and probable loan losses were ¥50 billion and ¥49 billion for the nine months ended December 31, 2008 and 2009, respectively, the incidence of non-performing loans in the Corporate Financial Services segment has declined during the fiscal year ended March 31, 2010, since peaking in the third quarter of the fiscal year ended March 31, 2009.

•

Enhanced risk management:    We have significant exposures to real estate, mostly in Japan, through: loans to real estate companies by our Corporate Financial Services segment; holdings of non-recourse loans and specified bonds by our Investment Banking segment; and properties owned by our Real Estate segment, which we continuously reduced during the fiscal year ended March 31, 2010. As of December 31, 2009, we had ¥2,368 billion in such real estate-related assets, a significant decrease from ¥2,603 billion as of March 31, 2009, which is mainly attributed to reductions in debt-related assets. We are taking advantage of our breadth of expertise to manage these diverse exposures and optimize both sales and leasing strategies.

•

Operational realignment:    Another significant crisis management measure has been operational realignment, particularly the pursuit of business alliances with banks and other financial institutions. We expect that our strategy of pursuing business alliances and operational collaboration with a wide range of financial institutions will help us to further expand our expertise by capitalizing on the specialist capabilities of our business partners. We believe this strategy is imperative for us in our next stage of corporate development. Significant alliances in the fiscal year ended March 31, 2010 include the following:

•

In January 2010, we formed a capital alliance with the Monex Group, a leading provider of Internet financial services in Japan, pursuant to which we combined our respective securities subsidiaries through a share exchange transaction to leverage anticipated operational synergies, including complementary client bases and systems cost savings, in response to an increasingly competitive online securities brokerage business environment. Through the share exchange, Monex Group Inc., or Monex, acquired a 100% stake of ORIX Securities Corporation, or OSC, and we acquired a 22.5% stake of Monex, making Monex an equity method affiliate. As a result of this transaction, we expect to recognize a capital gain of approximately ¥9 billion during the three months ended March 31, 2010.

•

In July 2009, we transferred 51% of our share ownership in ORIX Credit Corporation, or OCC, a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation, or SMBC, and OCC became an affiliate accounted for by the equity method. This alliance will allow OCC to respond to intensified competition in the domestic consumer finance industry by drawing on each partner’s expertise while improving OCC’s loan origination and funding capabilities. As a result of the sale, we recognized a gain of ¥7 billion (comprised of a gain on sale of the interest transferred to SMBC and a gain on remeasurement to fair value of the interest retained by us) during the three months ended September 30, 2009.

Results of Operations for the Nine Months Ended December 31, 2009 and Outlook for the Fiscal Year Ended March 31, 2010

Revenues for the nine months ended December 31, 2009 decreased 12% to ¥692,024 million compared to ¥784,153 million for the same period of the previous fiscal year. Brokerage commissions and net gains (losses) on investment securities returned to profitability due to improvements in domestic and international financial markets, particularly the U.S. equity and bond markets. However, revenues from direct financing leases and interest on loans and investment securities decreased. Especially, interest on loans decreased due to a reduction in the balance of installment loans caused by our stringent selection of new transactions and enhanced collections, a reduction in real estate-related finance and the change in status of OCC from a consolidated subsidiary to an equity method affiliate in July 2009. Gains on sales of real estate under operating leases declined compared to the same period of the previous fiscal year due to a decrease in sales of real estate under operating leases as a result of stagnation in the real estate market.

Expenses for the nine months ended December 31, 2009 decreased 10% to ¥660,573 million compared to ¥732,764 million for the same period of the previous fiscal year due to a decrease in costs of real estate sales resulting from a decline in write-downs and a decrease in the number of condominiums sold, a decrease in interest expense resulting from a decrease in interest-bearing liabilities, and a decrease in selling, general and administrative expenses due to cost reduction programs.

Equity in net income (loss) of affiliates increased to ¥177 million for the nine months ended December 31, 2009, up from a loss of ¥32,240 million during the same period of the previous fiscal year due to contributions from overseas equity method affiliates, despite a loss recorded in the first quarter of this fiscal year in connection with JOINT CORPORATION filing for protection under the Corporate Rehabilitation Law. The loss recorded in the same period of the previous fiscal year was due to the write-downs for equity in net income (loss) of affiliates caused by losses stemming from the deteriorated financial conditions and decreases in share prices of equity-method affiliates in Japan.

As a result of foregoing, income before income taxes and discontinued operations for the nine months ended December 31, 2009 increased 164% to ¥37,697 million compared to ¥14,270 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 106% to ¥27,433 million from ¥13,323 million for the same respective periods.

Better than expected performance in our overseas segment associated with recoveries in the capital markets in the United States and Asia played a large role in our performance during the nine months ended December 31, 2009, and as a result, we were able to raise our initial forecast of approximately ¥30 billion in net income attributable to ORIX Corporation for the year ended March 31, 2010 to approximately ¥36 billion. Our audited financial statements for the year ended March 31, 2010 have not yet been completed and our results remain subject to change or revision. The above statements reflect our current expectations and constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. As such, our forecasts remain subject to a variety of risks and uncertainties that could cause our actual results to differ materially.

Segment Information

During the nine months ended December 31, 2009, our Corporate Financial Services segment recorded increased losses; our Maintenance Leasing and Real Estate segments saw decreases in profits; our Investment Banking segment saw a decrease in losses; and our Retail and Overseas Business segments recorded increases in profits, each compared to the same period of the previous fiscal year.

Segment information for the nine months ended December 31, 2009 is as follows.

	For the nine months ended December 31,
	2008	2009
	(In millions of yen)
Segment revenues(1)
Corporate Financial Services	¥104,584	¥85,477
Maintenance Leasing	176,464	167,558
Real Estate	200,209	145,079
Investment Banking	68,977	59,405
Retail	138,688	117,128
Overseas Business	125,529	135,446

Total segment revenues	814,451	710,093
Difference between Segment Total and Consolidated Amounts	(30,298)	(18,069)

Total consolidated revenue	¥784,153	¥692,024

(1)	Results of discontinued operations are included in segment revenues of each segment.

	For the nine months ended December 31,
	2008	2009
	(In millions of yen)
Segment profits(1):
Corporate Financial Services	¥(2,058)	¥(10,591)
Maintenance Leasing	21,904	16,726
Real Estate	40,848	10,915
Investment Banking	(47,301)	(16,520)
Retail	11,271	19,942
Overseas Business	11,913	28,925

Total segment profits	36,577	49,397
Difference between Segment Total and Consolidated Amounts	(22,307)	(11,700)

Total consolidated income before income taxes and discontinued operations	¥14,270	¥37,697

(1)	We evaluate the performance of our segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of
	March 31, 2009	December 31, 2009
	(In millions of yen)
Segment assets:
Corporate Financial Services	¥1,583,571	¥1,312,109
Maintenance Leasing	648,314	574,640
Real Estate	1,175,437	1,121,841
Investment Banking	1,321,491	1,246,423
Retail	1,554,006	1,485,195
Overseas Business	949,852	875,109

Total segment assets	7,232,671	6,615,317
Difference between Segment Total and Consolidated Amounts	1,137,065	1,343,039

Total consolidated assets	¥8,369,736	¥7,958,356

Corporate Financial Services Segment

This segment is involved mainly in lending, leasing, commission business for the sale of financial products and environment-related businesses.

Segment revenues decreased 18% to ¥85,477 million during the nine months ended December 31, 2009 compared to ¥104,584 million in the same period of the previous fiscal year. The average balances of investment in direct financing leases and installment loans decreased 25% compared to the same period of the previous fiscal year resulting from the stringent selection of new transactions and enhanced collections in advance.

Segment expenses decreased during the nine months ended December 31, 2009 compared to the same period of the previous fiscal year resulting from a decline in interest expense and selling, general and administrative expenses. Provisions for doubtful receivables and probable loan losses remained at a similarly high level as compared to the same period for the previous fiscal year due to additional provisions resulting from disposition and revaluation of collateral. However, the trend in new occurrences of non-performing assets has declined significantly since peaking in the third quarter of the fiscal year ended March 31, 2009. The amount of loans that were newly classified as impaired loans in our Corporate Financial Services segment for the nine months ended December 31, 2009 declined to ¥54.0 billion as compared to ¥235.5 billion for the same period of the previous fiscal year.

As a result, the segment recorded a loss of ¥10,591 million during the nine months ended December 31, 2009 compared to a loss of ¥2,058 million in the same period of the previous fiscal year.

Segment assets decreased 17% to ¥1,312,109 million as of December 31, 2009 compared to March 31, 2009 due to a decline in the balances of direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

Segment revenues were down 5% to ¥167,558 million during the nine months ended December 31, 2009 compared to ¥176,464 million during the same period of the previous fiscal year. Although demand from corporate clients in the automobile leasing business has decreased as part of broader cost reduction efforts and enterprises are decreasing capital expenditures in the rental business, the Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on our position as the industry leader in terms of market share and providing high value-added services.

Selling, general and administrative expenses were down as a result of cost reduction programs. However, the decrease in segment expenses was limited due to increased depreciation. The increase in depreciation was caused by a decrease in residual auto value estimates, reflecting the sluggish secondary auto market.

As a result, segment profits decreased 24% to ¥16,726 million during the nine months ended December 31, 2009 compared to ¥21,904 million in the same period of the previous fiscal year.

Segment assets were down 11% to ¥574,640 million as of December 31, 2009 compared to March 31, 2009 due to a decrease in new transactions from weakening demand and the sales of low performing assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The market for office buildings is still facing high vacancy rates with a downward trend in average rental prices. Activity among mid- to large-sized properties remains stagnant. Under these circumstances, gains on sales of real estate under operating leases decreased despite a gain on the sale of a large property recorded in the second quarter of the fiscal year ended March 31, 2010. In addition, revenues and expenses from property management services declined as a result of the sale of ORIX Facilities Corporation in March 2009.

During the financial crisis, we ceased acquisitions of land and new condominium developments. Profits from the condominium development business have decreased due to a decline in the number of condominiums delivered, although write-downs decreased significantly compared to the corresponding period in the prior fiscal year. We have resumed new condominium development since the second half of the fiscal year ended March 31, 2010, with thorough market research in an environment characterized by reduced inventories, declining construction costs and fewer competitors.

As a result, segment revenues were down 28% to ¥145,079 million during the nine months ended December 31, 2009 compared to ¥200,209 million in the same period of the previous fiscal year and segment expenses declined due to a decrease in the number of condominiums sold. Segment profits dropped 73% to ¥10,915 million compared to ¥40,848 million in the same period of the previous fiscal year.

Segment assets declined 5% to ¥1,121,841 million as of December 31, 2009 compared to March 31, 2009 resulting from the decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Due to the continued stagnation of the entire real estate-related finance market, non-recourse loans which are mainly made for large scale real estate projects and the CMBS market remain sluggish.

Segment revenues decreased 14% to ¥59,405 million during the nine months ended December 31, 2009 compared to ¥68,977 million in the same period of the previous fiscal year. This is mainly due to a 26% decrease in the average balances of installment loans and investment in securities (including specified bonds issued by SPEs) compared to the same period of the previous fiscal year resulting from a focus on collections and a reduction of new business transactions in the real estate finance business reflecting the above-mentioned business environment.

Provisions for doubtful receivables and probable loan losses were ¥8 billion mainly due to an increase in provisions for non-recourse loans compared to the same period of the previous fiscal year. Total segment expenses were down due to a decrease in interest expense and selling, general and administrative expenses.

Equity in net income (loss) of affiliates was a loss due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law in the first quarter of this fiscal year. However, equity in net income (loss) of affiliates has returned to profitability in the third quarter, showing smooth recovery in performance, with the amount of losses decreasing compared to the same period of the previous fiscal year when significant write-downs were recorded.

As a result, the segment recorded a loss of ¥16,520 million during the nine months ended December 31, 2009 compared to a loss of ¥47,301 million in the same period of the previous fiscal year, and the amount of loss has continued to decrease each quarter since the third quarter of the fiscal year ended March 31, 2009.

Segment assets were down 6% to ¥1,246,423 million as of December 31, 2009 compared to March 31, 2009 due to a decrease in the balances of installment loans and investment in securities. Real estate collateral has been acquired in some cases from non-performing loans, especially non-recourse loans, to maximize recovery by capitalizing on ORIX’s real estate expertise.

Retail Segment

This segment consists of the trust and banking business, the life insurance operations, and the securities brokerage and the card loan business operated by an affiliate.

Profits rose in the trust and banking business compared to the same period of the previous fiscal year due to an increase in revenues from installment loans and a decrease in provisions for doubtful receivables and probable loan losses. In order to target future growth, the trust and banking business has diversified its loan portfolio by strengthening its corporate finance operations to complement its mortgage loans to individuals, and has steadily increased its deposit base.

In the life insurance business, insurance-related gains improved due to increased contracts for new products while related investment income improved as a result of improvements in the financial markets compared to the same period of the previous fiscal year.

In the securities brokerage, which is mainly online brokerage, brokerage commissions were down compared to the same period of the previous fiscal year as a result of intensifying competition to reduce commissions.

In the card loan business, a 51% interest in OCC was transferred to Sumitomo Mitsui Banking Corporation on July 1, 2009. As a result of the sale, a gain of ¥7 billion was recorded (comprised of a gain on sale of the interest transferred to SMBC and a gain on remeasurement to fair value of the interest retained by us).

As a result, segment revenues decreased 16% to ¥117,128 million during the nine months ended December 31, 2009 compared to ¥138,688 million in the same period of the previous fiscal year. However, segment profits are on a stable trend, having increased 77% to ¥19,942 million compared to ¥11,271 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower life insurance costs and provisions for doubtful receivables and probable loan losses.

Segment assets were down 4% to ¥1,485,195 million as of December 31, 2009 compared to March 31, 2009 due to a significant decrease in the balance of installment loans from the card loan business, although investment in affiliates and securities increased.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

Segment revenues were up 8% to ¥135,446 million during the nine months ended December 31, 2009 compared to ¥125,529 million in the same period of the previous fiscal year. In the United States, net gains on investment securities increased significantly as the bond and equity markets have recovered. However, revenues from installment loans were down due to decreases in the balance of installment loans and lower market interest rates. In Asia and Oceania, revenues from operating leases and direct financing leases decreased due to such factors as a 24% decline in the average balances of investments in operating leases and direct financing leases compared to the same period of the previous fiscal year.

In the United States provisions for doubtful receivables and probable loan losses increased but remained within anticipated levels. Segment expenses decreased primarily due to a decrease in the average balance of interest bearing debt, in addition to a lower market interest rate.

In Asia and Oceania, gains on sales of subsidiaries and affiliates increased compared to the same period of the fiscal year ended March 31, 2009 as a result of the initial public offering of a company in which we had an equity stake.

As a result, segment profits increased 2.4 times to ¥28,925 million during the nine months ended December 31, 2009 compared to ¥11,913 million in the same period of the previous fiscal year.

Segment assets decreased 8% to ¥875,109 million as of December 31, 2009 compared to March 31, 2009. Investment in securities increased primarily in the United States; however, there was an overall decrease in segment assets as installment loans and investments in direct financing and operating leases decreased due to the cautious stance toward new transactions and the foreign exchange effects of an appreciated yen.

Financial Condition

Total assets decreased 5% to ¥7,958,356 million as of December 31, 2009 from ¥8,369,736 million on March 31, 2009. Investment in operating leases increased due to the acquisition of real estate under operating leases and investment in securities also increased due to purchase of debt securities mainly in the Retail segment. However, installment loans and investment in direct financing leases decreased due to our stringent selection of new transactions and increased focus on collections. In addition, as a result of the change in status of OCC from consolidated subsidiary to equity method affiliate, installment loans decreased and investment in affiliates increased. Furthermore, segment assets were down 9% to ¥6,615,317 million as of December 31, 2009 compared to March 31, 2009.

Short- and long-term debt levels have decreased compared to March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, deposits have increased compared to March 31, 2009 in accordance with business expansion into corporate lending in the trust and banking business.

Total ORIX Corporation shareholders’ equity increased 9% to ¥1,276,577 million as of December 31, 2009 compared to March 31, 2009. The financial base was strengthened as a result of ¥83 billion of capital raised through the issuance of new shares in July 2009.

Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reducing our funding costs by diversifying our funding methods and sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements of our sales and investment operations and the balance between funding supply and our funding needs. We also monitor various market trends, including the willingness of financial institutions to lend money in the market, investment trends of investors, and so on. ORIX Group’s funding from short- and long-term debt and acceptance of deposits on a consolidated basis was ¥5,475 billion as of December 31, 2009.

ORIX Group’s funding consists mainly of borrowings from financial institutions and funding from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, consisting of over 200 institutions. Funding from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper, medium-term notes issued by ORIX and three overseas subsidiaries, securitization of operating assets and unsecured convertible bonds with stock acquisition rights. The ratio of funding from capital markets to total short- and long-term debt plus deposits was 34% as of December 31, 2009.

Debt

(a) Short-term debt

	As of
	December 31, 2009	March 31, 2009
	(In millions of yen)
Borrowings from financial institutions	¥399,820	¥568,676
Commercial paper	315,664	225,991
Medium-term notes	19,550	3,500

Total	¥735,034	¥798,167

Short-term debt on December 31, 2009 was ¥735,034 million, 16% of the total amount of short- and long-term debt compared to 15% at March 31, 2009.

Cash and cash equivalent, time deposits and available amount of the committed credit facilities on December 31, 2009 totaled ¥1,044,555 million, which was more than three times the amount of outstanding commercial paper balance on December 31, 2009 of ¥315,664 million.

(b) Long-term debt

	As of
	December 31, 2009	March 31, 2009
	(In millions of yen)
Borrowings from financial institutions	¥2,404,209	¥2,676,129
Bonds	1,208,326	1,319,354
Medium-term notes	96,589	99,393
Payable under securitized lease and loan receivables and other securitized assets	223,603	358,969

Total	¥3,932,727	¥4,453,845

Long-term debt on December 31, 2009 was ¥3,932,727 million, 84% of the total amount of short- and long-term debt compared to 85% on March 31, 2009. As of December 31, 2009, 61% of long-term debt consisted of borrowings from financial institutions.

(c) Deposits

	As of
	December 31, 2009	March 31, 2009
	(In millions of yen)
Deposits	¥806,995	¥667,627

Apart from the short- and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits on December 31, 2009 was ¥806,995 million, an increase of 21% or ¥139,368 million as compared to March 31, 2009.

Summary of Cash Flows

Cash and cash equivalents increased by ¥220,825 million to ¥680,794 million as of December 31, 2009 compared to March 31, 2009.

Cash flows from operating activities provided ¥99,049 million in the nine months ended December 31, 2009, having provided ¥185,355 million in the same period of the previous fiscal year, as a result of the increase in trading securities and adjustment of net income such as depreciation and amortization and provision for doubtful receivables and probable loan losses, despite an increase in net income.

Cash flows from investing activities provided ¥396,220 million during the nine months ended December 31, 2009, having used ¥16,158 million in the same period of the previous fiscal year, due to decreases in purchases of lease equipment and installment loans made to customers reflecting a policy of stringent selection of new transactions, and due to return of investments in connection with sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥276,376 million during the nine months ended December 31, 2009, having used ¥94,151 million during the same period of the previous fiscal year, due to reduction of interest-bearing debt to fortify financial stability, despite fundraising through the issuance of new shares.

Cash balance has increased and cash management is stable resulting from operating and investing activities providing cash inflows.

Commitments for Capital Expenditures

As of December 31, 2009, we had commitments for the purchase of equipment to be leased in the amount of ¥7,161 million down from ¥15,513 million as of March 31, 2009. For information on commitments, guarantees and contingent liabilities, see Note 17 to our unaudited interim financial statements for the nine month period ended December 31, 2009 in our report on Form 6-K dated February 12, 2010.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by Accounting Standards Codification, or ASC, 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”). This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in a loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. We adopted this Codification Section as of April 1, 2009. As a result, noncontrolling interests that were previously classified between liabilities and equity are now included in equity, except for redeemable noncontrolling interests, and the presentation of consolidated statements of income includes certain reclassifications.

In June 2009, FASB issued FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 as ASC 860 (“Transfers and Servicing”). This Codification Section removes the concept of a qualifying special-purpose entity and the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”), or ASC 810-10, to variable interest entities that are qualifying special-purpose entities. This Codification Section also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

In June 2009, FASB also issued FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 as ASC 810-10. This Codification Section removes the exception from applying FASB Interpretation No. 46(R) to variable interest entities that are qualifying special-purpose entities, and requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Codification Section requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

These Codification Sections (ASC 860 and ASC 810-10) are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. We adopted them on April 1, 2010 and will first apply them to our interim consolidated financial statements for the three months ending June 30, 2010. The application of these Codification Sections could have a significant impact on our consolidated financial statements because we may be required to consolidate at least some of our special purpose entities, including but not limited to:

1.	VIEs used in our securitization transactions that have senior-subordinate structures of a type commonly used to securitize financial assets and in which we have retained subordinated interests; and

2.	VIEs issuing CMBS in the United States for which we provide special servicing for fees and in which we own subordinated interests.

We are currently in the process of evaluating the effect that the adoption of these Codification Sections will have on our results of operations and financial position going forward. As a result of such evaluations, we may experience material increases in our consolidated total assets and liabilities as well as our debt-to-equity ratio. However, the amount of our contractual exposure to any such VIEs is not expected to change as a result of the application of these Codification Sections.

For more information about new accounting pronouncements, see Note 2 (ae) to the unaudited interim consolidated financial statements in our report on Form 6-K submitted to the SEC on February 12, 2010.

Strategy

We believe our competitive advantage lies in our ability to offer a broad range of services differentiated from those offered by other financial institutions. In our domestic operations, we are a “one stop provider” of a wide range of products and services. Moving forward, we intend to leverage our expertise and experience in a wide range of businesses to offer “finance plus services” to our core customer base, including the cross-selling of financial and advisory services to small and medium enterprises, or SMEs. Key domestic initiatives include:

•

Fee-based businesses.    We intend to expand and improve fee-based businesses such as our maintenance leasing services. For example, our ICT Business Department has been integrated into ORIX Rentec with the aim of achieving strong growth by combining IT equipment expertise and marketing strength. We will continue to expand our menu of services in this area so as to meet evolving client needs.

•

Trust and Banking and Life Insurance Businesses.    We seek to diversify our trust and banking and life insurance businesses by cultivating a corporate client base for those businesses. In particular, we aim to expand our offerings of mortgage loans to corporate customers. We also intend to improve the revenue base of our life insurance business through development and improvement of our product lineup.

•

Environmental-related Businesses.    We intend to become an “eco-service integrator” that provides comprehensive, one-stop services combining innovative environmental technologies developed by manufacturers with our expertise in finance, maintenance, sales and operations.

We also believe that the opportunity exists to expand our overseas businesses, particularly in Asia, through our strong global network of local business partners in 26 countries outside of Japan. The brand recognition of our franchise in Asia is strong, and we believe we can leverage our existing business network to offer additional services based upon our expertise in areas such as loan servicing, principal investment and real estate operations. Our overseas strategies include organic growth of our local operations in Asia, establishment of a holding company and diversification of local partnerships in China and further expansion of our highly specialized and profitable businesses in the United States.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the section entitled “Description of Senior Debt Securities” in the accompanying prospectus.

Issuer	ORIX Corporation.

Notes offered	US$750,000,000 of aggregate principal amount of 4.71% notes due 2015.

Maturity date	April 27, 2015.

Issue price	99.991% of the principal amount plus accrued interest from April 27, 2010 if settlement occurs after that date.

Interest payment dates	Interest on the notes will be payable on April 27 and October 27 of each year, beginning October 27, 2010.

Interest rate	4.71%.

Calculation of interest	Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking	The notes will be ORIX’s direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all ORIX’s other unsecured and unsubordinated debt.

Additional amounts	All payments of principal and interest on the notes will be made without withholding or deduction for or on account of any taxes unless such withholding or deduction is required by law. Payments of interest on the notes generally will be subject to Japanese withholding tax unless the beneficial owner of the notes establishes that the notes are held by or for the account of a beneficial owner that is not a Japanese corporation, an individual resident of Japan, or an individual non-resident of Japan or non-Japanese corporation that is a specially-related person of ORIX for Japanese tax purposes. See “Tax Considerations—Japanese Tax Considerations” in this prospectus supplement. If payments of principal and interest on the notes are subject to withholding or deduction under Japanese tax law, we will pay such additional amounts, subject to certain exceptions, in respect of Japanese taxes as will result in the payment of amounts otherwise receivable absent any such withholding or deduction. See “Description of Notes—Additional Amounts.” References to principal and interest in respect of the notes include any additional amounts which may be payable by us.

Optional tax redemption

If, due to changes in Japanese law occurring on or after the issue date of the notes, we would be required to pay additional amounts as described under “Description of Notes—Additional Amounts” in this prospectus supplement, we may redeem the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. For a more complete description, see “Description of Notes—Optional Tax Redemption” in this prospectus supplement.

Markets	We are offering the notes only in jurisdictions in the United States, Europe and Asia (other than Japan), subject to certain exceptions, where the offering is permitted, and in all cases in compliance with applicable laws and regulations. See “Underwriting” in this prospectus supplement for more information.

Form and denominations	The notes will be issued in fully registered form, without coupons, in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and will be represented by one or more global notes. The notes will be issued in the form of global securities deposited in The Depository Trust Company, or DTC. Beneficial interests in the notes may be held through DTC, Clearstream Banking, société anonyme, or Clearstream, or Euroclear Bank S.A./N.A., or Euroclear. For more information about global securities held by DTC through DTC, Clearstream or Euroclear, you should read “Clearance and Settlement” in the accompanying prospectus.

Covenants	The indenture relating to the notes contains restrictions on our ability to incur liens and merge or transfer assets. For a more complete description see “Description of Notes—Negative Pledge” in this prospectus supplement and “Description of Senior Debt Securities—Covenants” in the accompanying prospectus.

Further issuances	We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to the notes, which additional notes shall increase the aggregate principal amount of and shall be consolidated and form a single series with, the notes. We may also issue other securities under the indenture that have different terms from the notes.

Governing law	The notes and the indenture will be governed by and construed in accordance with the laws of the State of New York.

Rating	The notes are expected to be rated A3 by Moody’s Investors Service and A– by Standard & Poor’s Rating Services. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating company.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes.

Listing	The notes will not be listed on any securities exchange.

Trustee	Law Debenture Trust Company of New York.

Paying agent	Citibank, N.A.

Risk factors	You should carefully consider all of the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the notes. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page S-17 of this prospectus supplement and under “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F.

Lock-up agreement	We have agreed with the underwriters to restrictions on issuances and sales of certain U.S. dollar-denominated notes by ORIX which are SEC registered or otherwise publicly offered, or are listed on any securities exchange, for a period of 30 days from the closing of the offering, as described in greater detail in this prospectus supplement under “Underwriting.”

Clearance and settlement	The notes have been accepted for clearance through DTC, Euroclear and Clearstream with the following security codes: CUSIP 686330AE1; Common Code 050516253; and ISIN US686330AE19.

Delivery of the notes	Delivery of the notes is expected on or about April 27, 2010.

Conflicts of Interest	Houlihan Lokey Howard & Zukin Capital, Inc. is an affiliate of ours and, as a result, has a conflict of interest within the meaning set forth in NASD Rule 2720 adopted by the Financial Industry Regulatory Authority (FINRA). Consequently, this offering is being conducted in compliance with the provisions of NASD Rule 2720. Because this offering is of notes that are rated investment grade, pursuant to NASD Rule 2720, the appointment of a qualified independent underwriter is not necessary. See “Underwriting (Conflicts of Interest)” beginning on page S-35 of this prospectus supplement.

RISK FACTORS

Investing in the notes involves risks. You should consider carefully the risks relating to the notes described below, as well as the other information presented in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, before you decide whether to invest in the notes. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the notes offered could decline, in which case you may lose all or part of your investment.

This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below, elsewhere in this prospectus supplement and in “Item 3. Key Information—Risk Factors” of our annual report on Form 20-F for the fiscal year ended March 31, 2009.

Risks relating to the offering

The notes are structurally subordinated and do not entitle holders to receive specific security interests

The notes are unsecured obligations of ORIX and will be structurally subordinated to debt obligations of our subsidiaries, as well as other obligations of our subsidiaries, such as life insurance. A substantial portion of our outstanding long-term indebtedness consists of debt of our subsidiaries.

A portion of our debt is secured by our assets. See Note 17 to the unaudited interim consolidated financial statements for the nine months ended December 31, 2009 in our report on Form 6-K submitted to the SEC on February 12, 2010. In addition, as is common with most Japanese corporations, our loan agreements relating to short-term and long-term debt with Japanese banks and some insurance companies provide that our assets are subject to pledges as collateral at any time if requested by the lenders. Lenders whose loans constitute a majority of our indebtedness have the right to request that we pledge assets to secure their loans. Although we have not received any requests of this kind from our lenders, there can be no assurance that our lenders will not request us to provide such collateral in the future. Most of these loan agreements, and some other loan agreements, contain rights of the lenders to offset cash deposits held by them against loans to us under specified circumstances.

Whether the provisions in our loan agreements and debt arrangements described above can be enforced will depend upon factual circumstances. However, if they are enforced, the claims of these lenders and banks would have priority over our assets and would rank senior to the claims of holders of the notes.

There is no prior market for the notes, and if a market develops, it may not be liquid

We do not intend to list the notes on any exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes, and they may stop at any time. Further, there can be no assurance as to the liquidity of any market that may develop for the notes or the prices at which you will be able to sell your notes, if at all. Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our financial condition and results of operations;

•	the then-current ratings assigned to the notes;

•	the market for similar securities; and

•	declining general economic conditions.

Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes; and

•	level, direction and volatility of market interest rates generally.

We are not restricted in our ability to dispose of our assets by the terms of the notes

The indenture governing the notes contains a negative pledge covenant that prohibits us from pledging assets to secure other bonds or similar debt instruments unless we make a similar pledge to secure the notes offered by this prospectus supplement and the accompanying prospectus. However, we are generally permitted to sell or otherwise dispose of substantially all of our assets to another corporation or other entity under the terms of the notes. If we decide to dispose of a large amount of our assets, you will not be entitled to declare an acceleration of the maturity of the notes, and those assets will no longer be available to support the notes.

The indenture and the notes do not contain any restrictions on our ability to pay dividends, incur indebtedness or issue or repurchase securities and provide holders with limited protection in the event of a change in control

The indenture and the notes do not contain any financial covenants or other restrictions on our ability to pay dividends on our shares of common stock, our ability to incur additional debt, including senior indebtedness (except as set forth in “Description of Notes—Negative Pledge”), or our ability to issue new securities or repurchase our outstanding securities. In addition, the indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or change in control of ORIX.

The ratings of the notes may change after the issuance of the notes and those changes may have an adverse effect on the market price and liquidity of the notes

The notes are expected to receive a credit rating of A3 from Moody’s Investors Service and a credit rating of A– from Standard & Poor’s Rating Services. Such ratings are not recommendations to buy, sell or hold the notes, are limited in scope, and do not address all material risks relating to an investment in the notes, but reflect only the view of each rating agency at the time the rating is issued. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if in each rating agency’s judgment, circumstances so warrant. A downgrade or potential downgrade in these ratings or the assignment of new ratings that are lower than existing ratings could reduce the population of potential investors in the notes and adversely affect the price and liquidity of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges for ORIX the periods indicated.

	For the year ended March 31,					For the nine months ended December 31,
	2005	2006	2007	2008	2009	2009
Ratio of earnings to fixed charges	x3.656	x4.845	x4.462	x2.782	x1.612	x1.563

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest component within rental expense and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are fixed charges. From the total of the added items, subtract the interest capitalized, preference security dividend requirements of consolidated subsidiaries and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data as of and for the years ended March 31, 2005, 2006, 2007, 2008 and 2009 and as of and for the nine months ended December 31, 2008 and 2009. The selected financial data as of and for the years ended March 31, 2005, 2006, 2007, 2008 and 2009 have been derived primarily from our consolidated financial statements. The selected financial data as of and for the nine months ended December 31, 2008 and 2009 have been derived primarily from our unaudited interim financial statements which contain all normal and recurring adjustments necessary for fair presentation of our financial condition and are included in our report on Form 6-K submitted to the SEC on February 12, 2010, portions of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The results of operations for the nine month period ended December 31, 2009 are not necessarily indicative of the results for a full year’s operations.

	As of and for the year ended March 31,					As of and for the nine months ended December 31,
	2005	2006	2007	2008	2009	2008	2009
	(In millions of yen except number of shares)
Income statement data:(1)
Total revenues	¥908,765	¥913,818	¥1,122,450	¥1,151,539	¥1,054,500	¥784,153	¥692,024
Total expenses	778,073	700,916	841,385	963,549	1,001,253	732,764	660,573
Operating income	130,692	212,902	281,065	187,990	53,247	51,389	31,451
Equity in net income (loss) of affiliates	19,672	32,054	31,951	48,343	(42,937)	(32,240)	177
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,347	2,732	1,962	12,222	(1,731)	(4,879)	6,069
Income before income taxes and discontinued operations(3)	153,711	247,688	314,978	248,555	8,579	14,270	37,697
Income from continuing operations	83,871	148,187	184,375	146,150	9,504	—	—
Income from continuing operations (before attribution of noncontrolling interests and redeemable noncontrolling interests)(2)	—	—	—	—	—	2,547	22,030
Net income attributable to ORIX Corporation(3)	91,496	166,388	196,506	169,597	21,924	13,323	27,433

Balance sheet data:
Investment in direct financing leases(4)	¥1,451,574	¥1,437,491	¥1,258,404	¥1,098,128	¥914,444	¥968,133	¥791,766
Installment loans(4)	2,386,597	2,926,036	3,490,326	3,766,310	3,304,101	3,456,198	2,618,561
Investment in operating leases	619,005	720,096	862,049	1,019,956	1,226,624	1,166,262	1,277,316
Investment in securities	589,271	682,798	875,581	1,121,784	926,140	996,630	1,013,090
Other operating assets	82,651	91,856	152,106	197,295	189,560	194,144	186,851
Operating assets(5)	5,129,098	5,858,277	6,638,466	7,203,473	6,560,869	6,781,367	5,887,584
Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	(89,508)	(102,007)	(158,544)	(137,374)	(157,067)
Other assets	1,055,105	1,481,180	1,658,229	1,893,504	1,967,411	1,934,052	2,227,839

Total assets	¥6,068,953	¥7,242,455	¥8,207,187	¥8,994,970	¥8,369,736	¥8,578,045	¥7,958,356

Short-term debt	¥947,871	¥1,336,414	¥1,174,391	¥1,330,147	¥798,167	¥951,207	¥735,034
Long-term debt	2,861,863	3,236,055	3,863,057	4,462,187	4,453,845	4,582,136	3,932,727
Deposits	336,588	353,284	446,474	470,683	667,627	597,972	806,995
Common stock	73,100	88,458	98,755	102,107	102,216	102,216	143,899
Additional paid-in capital	91,045	106,729	119,402	135,159	136,313	136,629	178,925
Total ORIX Corporation shareholders’ equity(3)	727,333	953,646	1,194,234	1,267,917	1,167,530	1,154,402	1,276,577
Number of issued shares	87,966,090	90,289,655	91,518,194	92,193,067	92,217,067	92,217,067	110,218,802
Number of outstanding shares	87,388,706	89,890,579	91,233,710	90,496,863	89,400,220	88,726,902	107,455,107

	As of March 31,					As of December 31,
	2005	2006	2007	2008	2009	2008	2009
Key ratios (%, except D/E ratio)(6)
Return on equity, or ROE	14.17	19.80	18.30	13.78	1.80	1.47	2.99
Return on assets, or ROA	1.56	2.50	2.54	1.97	0.25	0.20	0.45
Shareholders’ equity ratio	11.98	13.17	14.55	14.10	13.95	13.46	16.04
Debt-to-Equity ratio, or D/E ratio(7)	5.2x	4.8x	4.2x	4.6x	4.5x	4.8x	3.7x
Allowance/investment in direct financing leases and installment loans	3.00	2.22	1.88	2.10	3.76	3.10	4.61

Per share data and employees:
Shareholders’ equity per share	¥8,322.96	¥10,608.97	¥13,089.83	¥14,010.62	¥13,059.59	¥13,010.74	¥11,880.10
Basic earnings from continuing operations per share(8)	997.16	1,677.82	2,042.70	1,603.40	106.89	—	—
Basic earnings from continuing operations (before attribution of noncontrolling interests and redeemable noncontrolling interests) per share(9)	—	—	—	—	—	16.63	195.30
Basic earnings per share	1,087.82	1,883.89	2,177.10	1,860.63	246.59	149.87	273.70
Diluted earnings per share	1,002.18	1,790.30	2,100.93	1,817.81	233.81	146.59	233.26
Cash dividends per share	25.00	40.00	90.00	130.00	260.00	—	—
Cash dividends per share(10)	$0.23	$0.34	$0.77	$1.07	$2.49	$—	$—
Number of employees	13,734	15,067	16,662	18,702	18,920	20,082	18,354

(1)	In accordance with FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operation”), we retroactively reclassified certain items for the years ended March 31, 2005, 2006, 2007 and 2008 related to the operations of the subsidiaries, the business units, and certain properties, which were disposed of or were classified as held for sale without significant continuing involvement in the operations during the year ended March 31, 2009. We also retroactively reclassified certain items for the year ended March 31, 2009 and the nine month period ended December 31, 2008 related to the operations of the subsidiaries, the business units, and certain properties, which were disposed of or were classified as held for sale without significant continuing involvement in the operations during the nine month period ended December 31, 2009.
(2)	On April 1, 2009, we adopted FASB Accounting Standards Codification 810-10-65-1 (“Consolidation––Noncontrolling Interests in Consolidated Financial Statements”). The nine month period ended December 31, 2008 has been reclassified to conform to the current period’s presentation.
(3)	As a result of the adoption of FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain”, “Net income” and “Shareholders’ equity” that were used before the adoption, have been renamed as “Income before income taxes and discontinued operations”, “Net income attributable to ORIX Corporation” and “Total ORIX Corporation shareholders’ equity”, respectively.
(4)	The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥138,699 million, ¥120,607 million, ¥134,394 million, ¥203,253 million and ¥495,514 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥25,733 million, ¥20,494 million, ¥21,149 million, ¥22,637 million and ¥27,949 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥26,945 million, ¥16,455 million, ¥12,656 million, ¥15,333 million and ¥17,860 million, as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, and (iii) installment loans individually evaluated for impairment of ¥86,021 million, ¥83,658 million, ¥100,589 million, ¥165,283 million and ¥449,705 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(5)	Operating assets are defined as assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(6)	Return on equity is the ratio of net income attributable to ORIX Corporation for the period to average Total ORIX Corporation shareholders’ equity based on period-end balances. Return on assets is the ratio of net income attributable to ORIX Corporation for the period to average total assets based on period-end balances. Shareholders’ equity ratio is the ratio as of the period end of Total ORIX Corporation shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(7)	Debt-to-Equity ratio is measured as total non-deposit interest-bearing debt (short-term debt plus long-term debt but excluding deposits) divided by Total ORIX Corporation shareholders’ equity.
(8)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the period.
(9)	Basic earnings from continuing operations (before attribution of noncontrolling interests and redeemable noncontrolling interests) per share is the amount derived by dividing income from continuing operations (before attribution of noncontrolling interests and redeemable noncontrolling interests) by the weighted-average number of common shares outstanding based on month-end balances during the period.
(10)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

The following table provides the high, low, average and period-end noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York during the periods indicated. As of April 16, 2010, the latest practicable date for which exchange rate information was available, the noon buying rate for Japanese yen was ¥92.03 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	For the year ended March 31,
	2006	2007	2008	2009	2010
Yen per dollar exchange rates:	(Yen per dollar)
High	¥120.93	¥121.81	¥124.09	¥110.48	¥100.71
Low	104.41	110.07	96.88	87.80	86.12
Average of the last days of the months	113.67	116.55	113.61	100.85	92.49
At period-end	117.48	117.56	99.85	99.15	93.40

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2009
October	¥92.04	¥88.44
November	90.96	86.12
December	93.08	86.62

2010
January	¥93.31	¥89.41
February	91.94	88.84
March	93.40	88.43
April (through April 16)	94.51	92.03

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our unaudited consolidated capitalization and indebtedness at December 31, 2009 on an actual basis and an adjusted basis to give effect to the issuance of the notes. You should read this table together with our consolidated financial statements, including the notes thereto, and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2009
	Actual	As adjusted
	(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥735,034	¥735,034

Long-term debt:
Total long-term debt	¥3,932,727	¥4,001,743

Equity:
Common stock:
authorized—259,000,000 shares
issued—(110,218,802) shares	¥143,899	¥143,899
Additional paid-in capital	178,925	178,925
Retained earnings	1,094,495	1,094,495
Accumulated other comprehensive income (loss)	(91,182)	(91,182)
Treasury stock, at cost	(49,560)	(49,560)
Total ORIX Corporation shareholders’ equity	¥1,276,577	¥1,276,577

Non-controlling interests	¥19,065	¥19,065

Total equity	¥1,295,642	¥1,295,642

Total liabilities and equity	¥7,958,356	¥8,027,372

(1)	For a discussion of secured indebtedness as of December 31, 2009, see Note 17 to the unaudited interim consolidated financial statements for the nine months ended December 31, 2009 in our report on Form 6-K submitted to the SEC on February 12, 2010.
(2)	As of December 31, 2009, no material portion of our consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)	We and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. For a discussion of guarantees by us as of December 31, 2009, see Note 17 to the unaudited interim consolidated financial statements in our report on Form 6-K submitted to the SEC on February, 12, 2010.
(4)	Since December 31, 2009, we have issued approximately ¥160,000 million total aggregate amount of unsecured senior notes in Japan.
(5)	The amount of the notes set forth in the “As adjusted” column has been translated into yen at a rate of ¥92.03 per $1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on April 16, 2010, the most recent date for which such exchange rate information was available.

USE OF PROCEEDS

We estimate that the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses) from the sale of the notes will be approximately $745.6 million. We intend to use the net proceeds of this offering for general corporate purposes.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus under the heading “Description of Senior Debt Securities.” We urge you to read the information contained in the accompanying prospectus and this prospectus supplement before deciding whether to invest in the notes. Whenever a defined term is referred to but not defined in this section, the definition of that term is contained in the accompanying prospectus or in the indenture referred to therein.

General

We will offer the notes under an indenture between it and Law Debenture Trust Company of New York, as trustee, to be dated as of April 27, 2010. The indenture is qualified under the Trust Indenture Act of 1939, as amended.

The notes will be issued only in fully registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The notes will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. The notes will not be redeemable prior to maturity, except as set forth below under “—Optional Tax Redemption,” and will not be subject to any sinking fund.

The notes and indenture are governed by and construed in accordance with the laws of the State of New York.

The indenture and the notes do not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including other senior indebtedness (other than as set forth below under “—Negative Pledge”), or the issuance or repurchase of our securities. The indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of us.

The trustee is located at 400 Madison Avenue, 4th Floor, New York, NY 10017, U.S.A.

Principal, Maturity and Interest

The initial aggregate principal amount of the notes is $750,000,000. The notes will mature on April 27, 2015. We will issue notes in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The notes will be represented by one or more registered notes in global form without coupons and in certain circumstances may be represented by notes in definitive form.

Interest on the notes will accrue at the rate of 4.71% per annum. We will pay interest on the notes semi-annually in arrears on April 27 and October 27, beginning on October 27, 2010. We will pay interest to the holders of record of the notes on the immediately preceding April 12 and October 12, as applicable. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. We will compute interest on the basis of a 360-day year consisting of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking or trust institutions in New York City or in Tokyo are authorized generally or obligated by law, regulation or executive order to close.

Additional Amounts

We will make payments of principal and interest on the notes without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied by or on behalf of Japan or any political subdivision thereof having power to tax, unless otherwise required to do so by law. If we are required by Japanese law to make any such withholding or deduction, we will pay such additional amounts as may be necessary in order that every amount received by the holder in respect of such note after deduction or withholding for or on account of any such present or future tax, duty, assessment or other governmental charge will not be less than the amount that, in the absence of such deduction or withholding, would have been receivable by the holder in respect of such note. However, we will not be required to pay additional amounts under any of the following circumstances:

•

the holder or beneficial owner of the notes is a Japanese corporation, a resident of Japan, or a non-resident of Japan or non-Japanese corporation that is a specially-related person of ORIX for Japanese tax purposes. Under the Special Taxation Measures Law (Law No. 26 of 1957) (as amended), “specially-related person” generally means an individual who, either directly or indirectly, controls the issuer, or a corporation that, either directly or indirectly, controls, is controlled by or is under common control with, the issuer.

•	the holder or beneficial owner of the notes is subject to such tax, duty, assessment or other governmental charge by reason of having some connection to Japan, other than the mere holding of the note;

•

the tax, duty, assessment or other governmental charge is imposed or withheld because the holder or beneficial owner failed to make a declaration or satisfy any information requirements that the statutes, treaties, regulations or administrative practices of Japan require as a precondition to exemption from all or part of such tax or governmental charge;

•

the note is presented for payment (where presentation is required) more than 30 days after the day on which such payment on the note became due or after the full payment was provided for, whichever occurs later, except to the extent the holder thereof would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days;

•

the withholding or deduction is imposed on a payment to an individual pursuant to the European Council Directive 2003/48/EC regarding the taxation of savings income, or any law implementing such directive;

•

the withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting its note (where presentation is required) to another paying agent in a member state of the European Union (to the extent such paying agent is appointed by us at the time such presentation of the note is so required);

•

the holder is a fiduciary or partnership or is not the sole beneficial owner of the payment of the principal of, or any interest on, any note, and the Japanese laws require the payment to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner, in each case, who would not have been entitled to such additional amounts had it been the holder of such note; or

•	any combination of the above.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but where the receipt of the interest under the notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, among others:

•

if the relevant notes are held through certain participants in an international clearing organization such as Euroclear, Clearstream, DTC or certain financial intermediaries prescribed by the Special Taxation Measures Law (Law No. 26 of 1957) (as amended) and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulation thereunder, the “Law”) (each, a “Participant”), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withheld or deducted; and

•

if the relevant notes are not held through a Participant, the requirement to submit to the relevant paying agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho), together with certain documentary evidence.

For more details regarding Japanese withholding tax, see “Tax Considerations—Japanese Tax Considerations.”

We will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Japanese taxing authority in accordance with applicable law. We will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any tax, duty, assessment, fee or other governmental charge so deducted or withheld from the Japanese taxing authority imposing such tax, duty, assessment or other governmental charge and will provide such certified copies to each holder. We will attach to each certified copy a certificate stating (x) that the amount of withholding tax, duty, assessment or other governmental charge evidenced by the certified copy was paid in connection with payments in respect of the principal amount of notes then outstanding and (y) the amount of such withholding tax, duty, assessment or other governmental charge paid per $1,000 principal amount of the notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the trustee by the holders of the notes upon request and will be made available at the office of the paying agent.

The obligation to pay additional amounts with respect to any taxes, duties, assessments and other governmental charges shall not apply to (A) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, duty, assessment, fee or other governmental charge or (B) any tax, duty, assessment, fee or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal or interest on the note; provided that, except as otherwise set forth in the notes of the relevant series and in the indenture, we will pay all stamp, court or documentary taxes or any excise or property taxes, charges or similar levies and other duties, if any, which may be imposed by Japan, the United States or any political subdivision or any taxing authority thereof or therein, with respect to the indenture or as a consequence of the initial issuance, execution, delivery or registration of the notes of such series.

References to principal or interest in respect of the notes shall be deemed to include any additional amounts due which may be payable as set forth in the notes and the indenture.

Optional Tax Redemption

We have the option to redeem the notes prior to maturity if, upon any change in Japanese law occurring on or after the issue date, we would be required to pay additional amounts as described under “—Additional Amounts,” in which case we may redeem the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the notes, and no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be required to pay additional amounts if a payment in respect of the notes were then due.

Negative Pledge

So long as any of the notes remain outstanding we may not create or permit to subsist any pledge, lien or other charge upon the whole or any part of its undertaking, assets or revenues present or future to secure, for the benefit of the holders thereof, any External Indebtedness, as defined below, without according or procuring to be accorded to our debt obligations under the notes and the indenture the same security as is granted to such External Indebtedness or such other security or guarantee as shall be approved by more than 50% of the outstanding principal amount of the notes.

“External Indebtedness” means any of our indebtedness, with a stated maturity of more than one year from the creation thereof, which is represented by bonds, debentures, notes or any other similar debt securities which are quoted, listed or ordinarily dealt in, or are intended to be quoted, listed or ordinarily dealt in, on a stock exchange or on any over-the-counter or any other similar securities market outside Japan and which are by their terms repayable or confer a right to receive repayment in any currency other than yen or are denominated in yen if a majority of the aggregate nominal amount thereof is initially distributed outside Japan by or with our authorization (or guarantees, indemnities or other like obligations (in each case granted or undertaken for the benefit of the holders of such securities to secure the payment of such indebtedness) in respect of such indebtedness).

Events of Default and Remedies

Holders of the notes will have special rights if an event of default occurs. You should read the information under the heading “Description of Senior Debt Securities—Events of Default Under the Indenture” and “Description of Senior Debt Securities—Acceleration of Senior Debt Securities Upon an Event of Default” in the accompanying prospectus.

Further Issuances

We reserve the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes (other than the issue date, the date upon which interest first accrues and, in some cases, the first interest payment date), which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes; provided that such additional notes are issued with no more than de minimis original issue discount for U.S. federal income tax purposes or as part of a “qualified reopening” for U.S. federal income tax purposes. We may also issue other securities under the indenture as part of a separate series that have different terms from the notes.

Methods of Receiving Payments

The principal of, and interest and additional amounts on, the notes represented by the global notes will be payable in U.S. dollars. We will cause the trustee, or the paying agent, if any, to pay such amounts, on the dates payment is to be made, directly to DTC.

Paying Agent and Registrar

Citibank, N.A., located at 388 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A., will initially act as paying agent and registrar for the notes. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Authenticating Agent

The indenture permits the trustee to appoint an authenticating agent or agents with respect to the notes. Such authenticating agent will be authorized to act on behalf of the trustee to authenticate the notes and notes authenticated by such authenticating agent will be entitled to the benefits of the indenture and valid and obligatory for all purposes as if authenticated by the trustee. The trustee has appointed Citibank, N.A. as authenticating agent for the notes. The trustee may change the authenticating agent at any time, as more fully described in the indenture.

Transfer and Exchange

A holder of notes issued in definitive form may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We will treat the registered holder of a note as the owner of that note for all purposes, except as described under “—Methods of Receiving Payments.” See “—Book-Entry, Delivery and Form.”

Book Entry, Delivery and Form

The notes will be represented by one or more global notes. The global notes will be deposited upon issuance with Cede & Co., as nominee for DTC, and registered in the name of DTC or its nominee, in each case for credit to the accounts of direct or indirect participants, including Clearstream and Euroclear.

Except as otherwise described in this prospectus supplement, the global notes may be transferred, in whole and not in part, only to DTC, a nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interests in the global notes for notes in certificated form except in limited circumstances. In addition, transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Clearstream and Euroclear), which may change from time to time.

It is expected that delivery of the notes will be made against payment for the notes on or about April 27, 2010.

Clearance and Settlement

The notes have been accepted for clearance through DTC, Euroclear and Clearstream with the following security codes: CUSIP 686330AE1; Common Code 050516253; and ISIN US686330AE19.

TAX CONSIDERATIONS

Japanese Tax Considerations

The information in this section entitled “Japanese Tax Considerations” is a general description of the material Japanese tax aspects of the notes provided for the convenience only of investors, and does not purport to be a comprehensive description of the tax aspects of the notes. Prospective purchasers of the notes are advised to consult their own legal, tax, accountancy or other professional advisors in order to ascertain their particular circumstances regarding taxation. The statements below are general in nature and are based on current tax laws in Japan as in effect on the date hereof and which are subject to change or differing interpretations (possibly with retroactive effect). Neither such statements nor any other statements in this prospectus supplement or the accompanying prospectus are to be regarded as advice on the tax position of any beneficial owner of the notes (a “beneficial owner”) or any person purchasing, selling or otherwise dealing in the notes or any tax implication arising from the purchases, sale or other dealings in respect of the notes. Prospective purchasers of the notes should consult their own professional tax advisors about their tax position and any tax implications with respect to the notes.

Gains derived from the sale outside Japan of notes by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate taxes. Japanese inheritance and gift taxes at progressive rates may be payable by an individual, wherever resident, who has acquired notes as legatee, heir or donee.

No stamp, issue, registration or similar taxes or duties will, under present Japanese law, be payable in Japan by beneficial owners in connection with the issue of the notes.

The following description of Japanese taxation (limited to national taxes) applies exclusively to interest on the notes and the difference, if any, between the issue price of the notes and the amount that the beneficial owner receives upon redemption of the notes (the “Issue Differential”). It is not intended to be exhaustive and prospective purchasers are advised to consult their tax advisors as to their exact tax position.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but the receipt of the interest under the notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, among others:

•

if the relevant notes are held through certain participants in an international clearing organization such as Euroclear, Clearstream, DTC or certain financial intermediaries prescribed by the Special Taxation Measures Law (Law No. 26 of 1957) (as amended) and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulation thereunder, the “Law”) (each, a “Participant”), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withheld or deducted (the “Exemption Information’); and

•

if the relevant notes are not held through a Participant, the requirement to submit to the relevant paying agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho) (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with such requirements described above will result in the withholding by ORIX of income tax at the rate of 15% unless a lower rate or exemption is applicable under the relevant tax treaty between Japan and the beneficial owner’s country of residence. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 10%, with, among others, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Under the income tax treaty between Japan and the United States, certain limited categories of qualified United States residents receiving interest on the notes may be, subject to compliance with certain procedural requirements under Japanese law, fully exempt from Japanese withholding tax for interest on the notes. The income tax treaty currently in effect between Japan and the United Kingdom, contains a Japanese withholding tax exemption similar to that which is provided in the treaty between Japan and the United States. In order to avail themselves of such reduced rate or exemption, non-residents of Japan or non-Japanese corporations which are entitled to a reduced rate of withholding tax or exemption from withholding tax on payment of interest by ORIX are required to submit an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest (as well as any other required forms of documents) in advance of the interest payment through ORIX to the relevant tax authority before payment of interest.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or a non-Japanese corporation with a permanent establishment within Japan and the receipt of interest is attributable to the business of such non-resident or non-Japanese corporation carried on within Japan through such permanent establishment, such interest will not be subject to a 15% withholding tax by ORIX; provided, however, that the beneficial owner may be required to provide the Exemption Information or to submit the Claim for Exemption as set out above. Failure to comply with such requirement will result in the withholding by ORIX of income tax at the rate of 15%, since ORIX is not in a position to know in advance whether the receipt of interest by the beneficial owner is attributable to the business of such beneficial owner carried on within Japan through such beneficial owner’s permanent establishment in Japan. The amount of such interest will then be included in the beneficial owner’s other Japan source income which is subject to Japanese taxation and will be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives any Issue Differential with respect to notes is a non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan or having a permanent establishment within Japan but the receipt of such Issue Differential is not attributable to the business carried on within Japan by such non-resident or non-Japanese corporation through such permanent establishment, no income tax or corporate tax is payable with respect to such Issue Differential.

If the receipt of such Issue Differential is attributable to the business of any such non-resident of Japan or non-Japanese corporation carried on within Japan through a permanent establishment maintained by it within Japan, such Issue Differential will not be subject to any withholding tax but will be included in the beneficial owner’s other Japan source income which is subject to Japanese taxation and subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the notes is a Japanese bank, Japanese insurance company, Japanese securities company or other Japanese financial institution falling under certain categories prescribed by the relevant Cabinet Order under Article 6, Paragraph 9 of the Special Taxation Measures Law (each a “Designated Financial Institution”) and such beneficial owner complies with the requirement, among others, to provide the Exemption Information or to submit the Claim for Exemption, no income tax will be imposed, either by way of withholding or otherwise, but the beneficial owner will be subject to regular corporate tax with respect to such interest.

If a beneficial owner that receives interest on the notes is a resident of Japan or a Japanese corporation (other than a Japanese bank, Japanese insurance company, Japanese securities company or other Japanese financial institution falling under certain categories prescribed by the relevant Cabinet Order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law (each a “Specified Financial Institution”) or a Japanese public corporation (each a “Public Corporation”) designated by the relevant law which complies with the requirement referred to in the next paragraph) receives payments of interest through certain Japanese payment handling agents (each a “Japanese Payment Handling Agent”), income tax at the rate of 15% will be withheld by the Japanese Payment Handling Agent rather than ORIX. As we are not in a position to know in advance the beneficial owner’s status, any beneficial owner of interest falling within this category should inform us through a Paying Agent of its status in a timely manner. Failure to so inform may result in double withholding. Any individual beneficial owner resident in Japan that receives interest through a Japanese Payment Handling Agent will be taxed in Japan on such interest separately from his/her other income and only by way of withholding of the foregoing withholding tax, as far as the national level income taxes are concerned. In the case of beneficial owners who are individual residents of Japan (other than those referred to in the immediately preceding sentence) or Japanese corporations (referred to in the beginning of this paragraph), the amount of interest received by any such beneficial owner will be included in such beneficial owner’s gross income and be subject to normal income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the notes is a Public Corporation or Specified Financial Institution that keeps its notes deposited with, and receives the interest through, a Japanese Payment Handling Agent with custody of the notes (the “Japanese Custodian”) and such beneficial owner submits through such Japanese Custodian to the competent tax authority the report prescribed by the Law, no income tax is levied, by way of withholding or otherwise, on such portion of interest as is prescribed by the relevant Cabinet Order corresponding to the period the notes were held by such beneficial owner, but if the beneficial owner is a Specified Financial Institution, the beneficial owner will be subject to normal corporate tax with respect to such interest. However, since ORIX is not in a position to know in advance the beneficial owner’s withholding tax exemption status, the beneficial owner of interest falling within this category should inform ORIX through a Paying Agent of its status in a timely manner. Failure to so notify ORIX may result in the withholding by ORIX of a 15% income tax. Any amount of interest received by such Public Corporation or Specified Financial Institution in excess of the non-taxable portion described above is subject to a 15% income tax to be withheld by the Japanese Custodian.

If a beneficial owner is a resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) receives interest on the notes other than through a Japanese Payment Handling Agent, income tax at the rate of 15% will be withheld by ORIX.

If a beneficial owner that receives interest on the notes is a non-resident of Japan or non-Japanese corporation that is a specially-related person of ORIX, as prescribed by the relevant Cabinet Order under Article 6, Paragraph 4 of the Special Taxation Measures Law, income tax at the rate of 15% will be withheld. For the purposes of that law, “specially-related person” generally means an individual who, either directly or indirectly, controls the issuer, or a corporation that, either directly or indirectly, controls, is controlled by or is under common control with, the issuer.

If a beneficial owner is a resident of Japan or a Japanese corporation that receives any Issue Differential with respect to a note, such Issue Differential will not be subject to any withholding tax but will be included in the recipient’s gross income and be subject to normal income tax or corporate tax, as appropriate.

United States Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of ownership and disposition of notes by U.S. Holders, as defined below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire notes. This discussion only applies to U.S. Holders who hold notes as capital assets for U.S. federal income tax purposes and who acquired the notes pursuant to this offering at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a hedge, straddle or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	tax exempt organizations; or

•	persons carrying on a trade or business in Japan through a permanent establishment.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

It is expected, and the following discussion assumes, that the notes will be issued with no, or less than a prescribed de minimis amount of, original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a note (including any additional amounts and any amounts withheld in respect of Japanese taxes) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes. See “Japanese Tax Considerations” for a discussion of the requirements for obtaining an exemption from Japanese withholding tax. Interest income earned by a U.S. Holder with respect to a note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to a U.S. Holder in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, exchange or other disposition of the notes

Upon the sale, exchange or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s adjusted tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of interest” above. A U.S. Holder’s adjusted tax basis in a note will generally be its cost for that note.

Gain or loss realized on the sale, exchange or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or other disposition the note has been held for more than one year. Long-term capital gains of individual U.S. holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss generally will be U.S. source for purposes of computing a U.S. Holder’s foreign tax credit limitation.

Information reporting and backup withholding

Payment of interest and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

UNDERWRITING (Conflicts of Interest)

We plan to offer the notes through the underwriters. Banc of America Securities LLC, Morgan Stanley & Co. Incorporated and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally, and not jointly, have agreed to purchase from us, the principal amount of notes listed opposite their names below. Banc of America Securities LLC’s address is One Bryant Park, New York, New York 10036, Morgan Stanley & Co. Incorporated’s address is 1585 Broadway, New York, New York 10036 and UBS Securities LLC’s address is 299 Park Ave., New York, New York 10171.

Underwriter	Principal Amount
Banc of America Securities LLC	$228,000,000
Morgan Stanley & Co. Incorporated	227,000,000
UBS Securities LLC	227,000,000
BNP Paribas Securities Corp.	15,000,000
Daiwa Capital Markets America Inc.	7,000,000
Nomura Securities International, Inc.	7,000,000
ANZ Securities, Inc.	3,000,000
Barclays Capital Inc.	3,000,000
China International Capital Corporation Hong Kong Securities Limited	3,000,000
Citigroup Global Markets Inc.	3,000,000
Crédit Agricole Corporate and Investment Bank	3,000,000
Goldman, Sachs & Co.	3,000,000
Houlihan Lokey Howard & Zukin Capital, Inc.	3,000,000
ING Bank N.V. London Branch	3,000,000
Mitsubishi UFJ Securities (USA), Inc.	3,000,000
Mizuho Securities USA Inc.	3,000,000
Nikko Bank (Luxembourg) S.A.	3,000,000
Scotia Capital (USA) Inc.	3,000,000
Standard Chartered Bank	3,000,000

Total	$750,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of the notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Expenses of the Offering

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be $1.7 million in total and are payable by us. These expenses include the following:

•	a U.S. Securities and Exchange Commission registration fee of $53,000;

•	estimate printing expenses of $11,000;

•	estimated legal fees and expenses of $622,000;

•	estimate accounting fees and expenses of $427,000;

•	estimated rating agency fees of $380,000;

•	estimated trustee and paying agent fees and expenses of $38,000; and

•	estimated miscellaneous fees and expenses of $127,000.

No Sales of Similar Securities

We have agreed, with certain exceptions, not to publicly sell or transfer any of ORIX’s debt securities for 30 days from the date of delivery of the notes without first obtaining the written consent of the representatives of the underwriters. Specifically, we have agreed not to, directly or indirectly:

•	issue, sell, offer or contract to sell,

•	grant any option for the sale of, or

•	otherwise transfer or dispose of

any U.S. dollar-denominated debt securities of ORIX with a maturity of greater than one year in a SEC-registered or other public offering, or which are listed on a securities exchange.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Selling Restrictions

We have not taken, and will not take, any action that would permit a public offering of the notes, or possession or distribution of this prospectus supplement, the base prospectus, any amendment or supplement hereto or thereto, or any other offering or publicity material relating to the notes in any country or jurisdiction outside the United States where, or in any circumstances in which, action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and this prospectus supplement, the base prospectus, any amendment or supplement hereto or thereto, and any other offering or publicity material relating to the notes may not be distributed or published, in or from any country or jurisdiction outside the United States except under circumstances that will result in compliance with applicable laws and regulations.

Each underwriter has represented and agreed that it will not offer or sell the notes, make the notes the subject of an invitation for purchase, or circulate or distribute this prospectus supplement, the base prospectus, any amendment or supplement hereto or thereto, or any other document or material in connection with the offer or sale, or invitation for purchase, of the notes, whether directly or indirectly, to the public in any country or jurisdiction outside the United States except as permitted under applicable laws.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant

Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus supplement, the base prospectus as well as any other material relating to the notes do not, individually or together constitute an issue prospectus pursuant Articles 652a or 1156 of the Swiss Code of Obligations and we have not and will not register with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme and accordingly the notes being offered pursuant to this prospectus supplement and the base prospectus have not been and will not be approved, and may not be licensable, with the Swiss Financial Market Supervisory Authority FINMA under the Swiss Federal Act on Collective Investment Schemes of 23 June 2006, as amended (CISA). Therefore, investors do not benefit from protection under the CISA or supervision by the Swiss Financial Market Supervisory Authority FINMA.

The notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the notes, including, but not limited to, this prospectus supplement and the prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The notes are being offered by way of a private placement in Switzerland without any public offering and only to investors who do not subscribe for the notes with the intention to distribute them to the public.

This prospectus supplement, the base prospectus as well as any other material relating to the notes is personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the base prospectus may only be used by those investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan and will be subject to the Special Taxation Measures Law of Japan. Accordingly, each of the underwriters has represented and agreed that (i) it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any notes in Japan or to, or for the benefit of, any resident of Japan (which term as used in this item (i) means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and governmental guidelines of Japan; and (ii) it has not, directly or indirectly, offered or sold and will not, (a) as part of its distribution at any time and (b) otherwise until forty days after the date of issue of the notes, directly or indirectly offer or sell the notes in Japan or to, or for the benefit of, any resident of Japan (which terms as used in this item (ii) means any person resident in Japan, including any corporation or other entity organized under the laws of Japan but excluding certain financial institutions defined in Article 6, paragraph 9 of the Special Taxation Measures Law and any other excluded category of persons, corporations or other entities under the Special Taxation Measures Law), or any non-resident of Japan or non-Japanese corporation that is a specially-related person of ORIX (as prescribed by the relevant Cabinet Order under Article 6, Paragraph 4 of the Special Taxation Measures Law) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan or any non-resident of Japan or non-Japanese corporation that is a specially-related person of ORIX (as prescribed by the relevant Cabinet Order under Article 6, Paragraph 4 of the Special Taxation Measures Law), so as to satisfy the requirements of the tax exemption as provided for in Article 6 of the Special Taxation Measures Law and any other applicable laws, regulations and governmental guidelines of Japan.

Singapore

Each underwriter has acknowledged that this document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, each underwriter has represented, warranted and agreed that it has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement, the base prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Hong Kong

Each underwriter has represented, warranted and agreed that:

(i.)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii.)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted, in accordance with applicable laws, to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stamp Taxes and Other Charges

Purchasers of the notes offered by this prospectus supplement and the base prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price on the cover of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Conflicts of Interest

Houlihan Lokey Howard & Zukin Capital, Inc. is an affiliate of ours and, as a result, has a conflict of interest within the meaning set forth in NASD Rule 2720 adopted by the Financial Industry Regulatory Authority (FINRA). Consequently, this offering is being conducted in compliance with the provisions of NASD Rule 2720. Because this offering is of notes that are rated investment grade, pursuant to NASD Rule 2720, the appointment of a qualified independent underwriter is not necessary. Houlihan Lokey Howard & Zukin Capital, Inc. will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

LEGAL MATTERS

The validity of the notes and certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, our United States counsel. Certain Japanese legal matters will be passed upon for us by Mitsui Company, our Japanese counsel. Simpson Thacher & Bartlett LLP, United States counsel to the underwriters, will pass upon certain U.S. legal matters for them.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference our annual report on Form 20-F for the fiscal year ended March 31, 2009, filed on June 26, 2009 (File Number 001-14856). This prospectus supplement also incorporates by reference our report on Form 6-K furnished to the SEC on February 12, 2010, which includes an English translation of our unaudited interim consolidated financial results for the nine month period ended December 31, 2009, except for statements comparing our operating segment profits for the nine months ended December 31, 2009 to our initial fiscal year profit forecast included in the last sentence of the third and eighth full paragraphs on page 11 and the last sentence of the first and sixth paragraphs on page 13 under the captions “5. Analysis of Financial Results and Conditions—(1) Qualitative Information Regarding Consolidated Financial Results—Segment Information”.

All subsequent reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus supplement. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus supplement shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus supplement on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning us at:

ORIX Corporation

Mita NN Bldg.,

4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

+81-3-5419-5112

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our website.

ORIX CORPORATION

SENIOR DEBT SECURITIES

By this prospectus, ORIX Corporation, or ORIX, may offer and sell from time to time senior debt securities.

This prospectus provides you with a general description of the senior debt securities ORIX may offer.

Each time securities are sold using this prospectus, ORIX will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

The securities will be offered through underwriters, dealers or agents or directly to investors. The supplements to this prospectus will provide the specific terms of the plan of distribution.

The applicable prospectus supplement will contain information, where applicable, as to any listing on any securities exchange of the securities covered by the prospectus supplement.

Investing in the securities involves risk. See “Risk Factors” in Item 3 of ORIX’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and any additional risk factors included in the applicable prospectus supplement under the heading “Risk Factors.”

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2009.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 21 of this prospectus before purchasing any of our securities.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus and any supplement to this prospectus, including any information incorporated by reference, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Unless the context otherwise requires, references in this prospectus and any supplement to this prospectus to “ORIX” refers to ORIX Corporation and “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the securities.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus and any prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Certain monetary amounts, ratios and percentage data included in this prospectus have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

Our head office is located at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan and the telephone number is +81-3-5419-5112.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, among others, identify forward-looking statements. Forward-looking statements, which include statements contained in “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk” of our annual report on Form 20-F for the fiscal year ended March 31, 2009, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in Item 3 of our most recent annual report on Form 20-F, “Key Information—Risk Factors.” Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in Item 3 of our most recent annual report on Form 20-F, “Key Information—Risk Factors,” to be a complete set of all potential risks or uncertainties.

The forward-looking statements made in this prospectus speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges for ORIX the periods indicated.

	For the year ended March 31,					For the nine months ended December 31,
	2005	2006	2007	2008	2009	2009
Ratio of earnings to fixed charges	x3.656	x4.845	x4.462	x2.782	x1.612	x1.563

In calculating the ratio of earnings to fixed charges, we used the following definitions:

The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest component within rental expense and (d) preference security dividend requirements of consolidated subsidiaries.

The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are fixed charges. From the total of the added items, subtract the interest capitalized, preference security dividend requirements of consolidated subsidiaries and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

ORIX CORPORATION

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. We were founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan’s leading financial services companies, providing a broad range of commercial and consumer finance products and services to Japanese and overseas customers.

For further information, see “Information on the Company” in Item 4 of our most recent annual report on Form 20-F.

OFFERING INFORMATION

We may sell an indeterminate amount of senior debt securities from time to time through negotiated transactions with underwriters or with other persons, through a combination of such methods of sale or otherwise, including private sales. See “Plan of Distribution.” We may sell senior debt securities at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by agreement between us and underwriters, brokers, dealers or agents, or purchasers.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness at March 31, 2009. This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus.

As of March 31, 2009

(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥798,167

Long-term debt:
Total long-term debt	¥4,453,845

Shareholders’ equity:
Common stock: authorized—259,000,000 shares issued—92,217,067 shares	¥102,216
Additional paid-in capital	136,313
Legal reserve	—
Retained earnings	1,071,919
Accumulated other comprehensive income (loss)	(92,384)
Treasury stock, at cost	(50,534)

Total shareholders’ equity	¥1,167,530

Total liabilities and shareholders’ equity	¥8,369,736

(1)	For a discussion of secured indebtedness as of March 31, 2009, see Note 14 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2009.
(2)	As of March 31, 2009, no material portion of our consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)	We and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. For a discussion of our guarantees as of March 31, 2009, see Note 30 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2009.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of senior debt securities offered by us will be used for general corporate purposes.

DESCRIPTION OF SENIOR DEBT SECURITIES

The following description of senior debt securities sets forth the material terms and provisions of the senior debt securities to which any prospectus supplement may relate. Our senior debt securities would be issued under a senior indenture between us and a trustee to be named prior to or at the time we issue any senior debt securities. ORIX and the trustee will execute the indenture, a form of which is included as an exhibit to the registration statement of which this prospectus is a part, prior to or at the time we issue any senior debt securities. Any supplemental indentures will be filed with the SEC on a Form 6-K or by a post-effective amendment to the registration statement of which this prospectus is a part.

The particular terms of the senior debt securities offered by any prospectus supplement, and the extent to which the general provisions described below may apply to the offered senior debt securities, will be described in the applicable prospectus supplement. The indenture is qualified under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act. The terms of the senior debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction. In addition, the indenture does not provide special protection in the event of a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization or similar restructuring.

Because the following summary of the material terms and provisions of the indenture and the related senior debt securities is not complete, you should refer to the form of the indenture for complete information on some of the terms and provisions of the indenture, including definitions of some of the terms used below.

General

We may issue senior debt securities from time to time in one or more series. The senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. All senior debt securities will be issued in fully registered form.

Specific Japanese and U.S. federal income tax consequences and other special considerations applicable to any series of senior debt securities issued by us will be described in the applicable prospectus supplement. Owners of senior debt securities or beneficial interests in senior debt securities may have to provide information relating to their jurisdiction of residency to avoid Japanese withholding taxes.

Payments

The senior debt securities may be denominated and payable in Japanese yen, U.S. dollars or other currencies. We may also issue debt securities from time to time with the principal amount or interest payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices or indices. Holders of these types of debt securities will receive payments of principal or interest that depend upon the value of the applicable currency, security or basket of securities, commodity or index on the relevant payment dates.

The senior debt securities may bear interest at a fixed rate, which may be zero, a floating rate, or a rate which varies during the lifetime of the debt security. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in the Applicable Prospectus Supplement

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered senior debt securities:

•	the specific designation;

•	the aggregate principal amount, purchase price and denomination;

•	the currency in which the senior debt securities are denominated and/or in which principal, premium, if any, and/or interest, if any, is payable;

•	the date of maturity;

•	the interest rate or rates or the method by which the calculation agent will determine the interest rate or rates, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the senior debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

•	whether we will issue the senior debt securities in definitive form and under what terms and conditions;

•	any agents for the senior debt securities, including trustees, depositaries, authenticating or paying agents, transfer agents or registrars;

•

whether and under what circumstances we will pay additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those senior debt securities rather than pay the additional amounts;

•	whether certain payments on the senior debt securities will be guaranteed under a financial insurance guaranty policy and the terms of that guaranty;

•	any applicable selling restrictions;

•	whether we will be able to “reopen” a previous issue of a series of senior debt securities and issue additional senior debt securities of that series; and

•

any other specific terms of the senior debt securities, including any modifications to or additional events of default, covenants or modified or eliminated acceleration rights, and any terms required by or advisable under applicable laws or regulations, including laws and regulations that stipulate requirements for the senior debt securities to be afforded certain capital treatment for regulatory or other purposes.

Some of the senior debt securities may be issued as original issue discount senior debt securities. Original issue discount securities bear no interest or bear interest at below-market rates and may be sold at a discount below their stated principal amount. The applicable prospectus supplement will contain information relating to any material income tax, accounting, and other special considerations applicable to these.

Registration and Transfer of Senior Debt Securities

Holders may present senior debt securities for exchange, and holders of registered senior debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the senior debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the indenture or the applicable supplemental indenture or order under which that series of senior debt securities is issued. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

Authentication and Delivery

At any time after the execution of the indenture, we may deliver senior debt securities of any series to the trustee for authentication, and the trustee or our agent shall then authenticate and deliver such securities to or upon our written order, signed by an authorized officer of ours, without any further action by us. In authenticating the senior debt securities and accepting the additional responsibilities under the indenture the trustee shall be entitled to receive, and shall be fully protected in relying upon, various documentation from us, including copies of the resolution of our board of directors authorizing the issuance of securities, any supplemental indenture, officer’s certificates and opinions from legal counsel.

The indenture permits the trustee to appoint an authenticating agent or agents with respect to the notes. Such authenticating agent will be authorized to act on behalf of the trustee to authenticate the notes and notes authenticated by such authenticating agent will be entitled to the benefits of the indenture and valid and obligatory for all purposes as if authenticated by the trustee.

Under the indenture, the trustee also has the right to decline to authenticate and deliver any senior debt securities if the trustee, being advised by counsel, determines that we may not lawfully issue the senior debt securities or if the trustee in good faith determines that allowing us to issue the senior debt securities would expose the trustee to personal liability to our existing senior debt security holders.

Events of Default under the Indenture

The indenture provides holders of senior debt securities with remedies if we fail to perform specific obligations, such as making payments on the senior debt securities, or if we become bankrupt. Holders should review these provisions and understand which actions trigger an event of default and which actions do not. The indenture permits the issuance of senior debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series-by-series basis.

An event of default is defined under the indenture, with respect to any series of senior debt securities issued under that indenture, as any one or more of the following events, subject to modification in a supplemental indenture, each of which we refer to in this prospectus as an event of default, having occurred and be continuing:

•	default is made for more than 15 days in the payment of principal and premium, if any, and for more than 30 days in the payment of interest in respect of such series of the securities;

•

we are in default in the performance of any provision of the applicable indenture for a period of 90 days after receipt of notice from the trustee, or 25% of the holders of such series, of such default;

•

due to our default, we (i) are bound to repay prematurely indebtedness for borrowed moneys with a total outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or greater, (ii) have defaulted in the repayment of any such indebtedness at the later of its maturity or the expiration of any applicable grace period or (iii) have failed to pay when properly called on to do so any guarantee of any such indebtedness, and in any such case the acceleration, default or failure to pay is not being contested in good faith and not cured within 15 days of such acceleration, default or failure to pay;

•	a final and non-appealable order is made or an effective resolution is passed for our winding up or liquidation;

•	an encumbrancer shall have taken possession, in bankruptcy, of all or substantially all of our assets and such possession continues for 90 days;

•	we shall cease to carry on business or shall be unable to pay our debts as and when they fall due;

•	we become bankrupt, insolvent or become subject to reorganization under any applicable bankruptcy, civil rehabilitation, reorganization, insolvency or insolvency related law; or

•	any other event of default provided in the supplemental indenture under which that series of senior debt securities is issued.

Provision and Withholding of Notice of Default.    Pursuant to the indenture, the trustee shall give notice by mail to the holders of any series of senior debt securities of all defaults known to the trustee which have occurred with respect to such series. The trustee shall transmit the notice within 90 days after the occurrence of an event of default, unless the defaults have been cured before the transmission of such notice. However, except in the case of default in the payment of principal of or interest on, or in the payment of any sinking or purchase fund installment with respect to the senior debt securities of any series, the trustee may withhold notice of default if and so long as the board of directors, the executive committee, or a trust committee of directors of the trustee determine in good faith that the withholding of the notice is in the interests of the holders of such series.

Acceleration of Senior Debt Securities Upon an Event of Default

The indenture provides that, unless otherwise set forth in a supplemental indenture:

•

if an event of default occurs due to specified events of bankruptcy, insolvency or reorganization, the principal of all senior debt securities and interest accrued on the senior debt securities to be due and payable immediately; and

•

if any other event of default occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, voting separately by series, by notice in writing to us may declare the principal of and accrued interest on the senior debt securities of such series to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults

In some circumstances, if any or all of the events leading to acceleration under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders under such indenture of a majority in aggregate principal amount of the securities of the affected series may annul past declarations of acceleration or waive past defaults of the senior debt securities with respect to such series.

Application of Proceeds

Any money collected from us by a trustee under the indenture by acceleration, through insolvency proceedings or by other means as a result of our breach of the terms of the indenture, shall be applied in the order described below:

•

first, to the payment of costs and expenses applicable to the series of senior debt securities for which money was collected, including reasonable compensation to the applicable trustee and any paying agent;

•	second, if payment is not due on the principal of the series of senior debt securities for which money was collected, to the payment of interest on the series in default;

•

third, if payment is due on the principal of the series of senior debt securities for which money was collected, to the payment of the whole amount then owing and unpaid upon all of the senior debt securities of such series for principal and interest; and in the case the money collected shall be insufficient to pay in full the whole amount so due and unpaid upon the senior debt securities of such series, then to the payment of principal and interest without preference or priority of principal over interest, ratably to the aggregate of such principal and accrued and unpaid interest; and

•	finally, to the payment of the remainder, if any, to us or any other person lawfully entitled thereto.

Paying Agents

Whenever we appoint a paying agent to make payments required under the indenture and the relevant series of securities, such paying agent will hold all sums received by us for the payment of the principal and interest on the securities in trust for the benefit of the holders of the securities and will make payments to such holders as provided for in the indenture and the securities.

Indemnification of Trustee for Actions Taken on Your Behalf

The indenture provides that the trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of senior debt securities issued under the indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified by the holders of senior debt securities issued under the indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and specified other limitations, the holders of a majority in aggregate principal amount of each series of outstanding senior debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder

The indenture provides that no individual holder of senior debt securities may institute any action against us under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, treated as one class, must have:

•	requested the trustee to institute that action; and

•	offered the trustee reasonable indemnity;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•

the holders of a majority in principal amount of the outstanding senior debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Covenants

Our covenants and agreements relating to a series of senior debt securities will be set forth in the applicable prospectus supplement.

Consolidation, Merger, Conveyance or Transfer.    The indenture contains provisions permitting us, without the consent of the holders of senior debt securities, to consolidate with or merge into any other corporation or convey or transfer all or substantially all of our assets to any person or persons, provided that the successor corporation or corporations, if an entity other than we, assume our obligations on the senior debt securities and under the indenture and certain other conditions are met.

Evidence of our Compliance.    There are provisions in the indenture requiring us to furnish to the trustee each year a brief certificate from our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants under the indenture.

SEC Reports by us.    The indenture requires us to file with the trustee copies of the annual report or information we file with the SEC within 30 days after we file such reports or information with the SEC.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise set forth in a supplemental indenture, we have the ability to eliminate most or all of our obligations on any series of senior debt securities prior to maturity if it complies with the following provisions:

Discharge of Indenture.    We may discharge all of our obligations, other than as to transfers and exchanges, under the indenture after it has:

•	paid or caused to be paid the principal of and interest on all of the outstanding senior debt securities in accordance with their terms;

•	delivered to the trustee for cancellation all of the outstanding senior debt securities; or

•

irrevocably deposited with the trustee cash or, in the case of a series of senior debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of senior debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, those senior debt securities. However, the deposit of cash or U.S. government obligations for the benefit of holders of a series of senior debt securities that are due and payable, or are scheduled for redemption, within one year will discharge obligations under the indenture relating only to that series of senior debt securities.

Defeasance of a Series of Securities at Any Time.    We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of senior debt securities at any time, which is referred to in this prospectus as defeasance. Alternatively, we may be released with respect to any outstanding series of senior debt securities from the obligations imposed by the covenants described above limiting consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called covenant defeasance.

Defeasance or covenant defeasance may be effected only if, among other things:

•

we irrevocably deposit with the trustee cash or, in the case of senior debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, all outstanding senior debt securities of the series being defeased; and

•	we deliver to the trustee an opinion of counsel of recognized standing to the effect that:

•

the holders of the series of senior debt securities being defeased will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

•

the holders of the series of senior debt securities being defeased will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

In the case of a defeasance, the opinion must be based on a ruling of the U.S. Internal Revenue Service or a change in U.S. federal income tax law occurring after the date of this prospectus, since that result would not occur under current tax law.

Modification of the Indenture

Modification without Consent of Holders.    We and the trustee may enter into supplemental indentures without the consent of the holders of senior debt securities issued under the indenture to:

•	secure any senior debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of senior debt securities;

•	cure any ambiguity or correct any inconsistency;

•	establish the forms or terms of senior debt securities of any series; or

•	evidence the acceptance of appointment by a successor trustee.

Modification with Consent of Holders.    Each of we and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding senior debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of the senior debt securities issued pursuant to the indenture. However, we and the trustee may not make any of the following changes to any outstanding senior debt security without the consent of each holder that would be affected by the change:

•	extend the final maturity of the security or of any installment of principal of any such security;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change any of our obligations to pay any additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted (if any);

•	change the currency in which the principal, including any amount of original issue discount, premium, or interest on the security is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•

alter the terms on which holders of the senior debt securities may convert or exchange senior debt securities for stock or other securities or for other property or the cash value of the property, other than in accordance with the anti-dilution provisions or other similar adjustment provisions included in the terms of the senior debt securities;

•	impair the right of any holder to institute suit for the enforcement of any payment on any senior debt security when due; or

•	reduce the percentage of senior debt securities the consent of whose holders is required for modification of the indenture.

Form of Senior Debt Security

Each senior debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form.

Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

Global securities name a depositary or its nominee as the owner of the senior debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative.

New York Law to Govern

The indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Consent to Service of Process and Submission to Jurisdiction

Under the indenture, we irrevocably designate ORIX USA Corporation as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the indenture or any senior debt securities brought in any federal or state court in The City of New York, New York, and we irrevocably submit to the jurisdiction of those courts.

Information Concerning the Trustee

Information about the indenture trustee applicable to an issuance of senior debt securities will be set forth by amendment to this prospectus or in the applicable prospectus supplement. We and our subsidiaries may maintain ordinary banking relationships and custodial facilities with the trustee and its affiliates.

CLEARANCE AND SETTLEMENT

Senior debt securities that ORIX issues may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by The Depository Trust Company, or DTC, in the United States, Clearstream Banking, société anonyme, in Luxembourg, or Clearstream, and Euroclear, in Belgium, or Euroclear. These systems have established electronic securities and payment, transfer, processing, depositary and custodial links among themselves and others, either directly or indirectly through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for securities we issue in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the senior debt securities will be cleared and settled on a delivery against payment basis.

If we issue senior debt securities to you outside of the United States, its territories and possessions, you must initially hold your interests through Euroclear, Clearstream or the clearance system that is described in the applicable prospectus supplement.

Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities.

Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in the names of Clearstream and Euroclear on the books of their respective depositories, which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC.

The policies of DTC, Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to your interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is partially owned by these participants or their representatives. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant of DTC, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream

Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks, and may include the underwriters for the senior debt securities offered under any prospectus supplement. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the senior debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

Euroclear is operated by Euroclear Bank S.A./N.V., or the Euroclear Operator, under contract with Euroclear Clearance System plc, a U.K. corporation, or the Euroclear Clearance System. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the senior debt securities offered under any prospectus supplement. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law, govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to senior debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

Settlement

You will be required to make your initial payment for the senior debt securities in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving senior debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of senior debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such senior debt securities settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of senior debt securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of senior debt securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Other Clearing Systems

ORIX may choose any other clearing system for a particular series of securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

TAXATION

The material Japanese tax and U.S. federal income tax consequences relating to the purchase and ownership of the senior debt securities offered by this prospectus will be set forth in the prospectus supplement.

PLAN OF DISTRIBUTION

We may offer the securities described in this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by ourselves directly;

•	through agents;

•	through one or more special purpose entities;

•	by entering into securities loan agreements with underwriters or dealers;

•	through an exchange distribution in accordance with the rules of the applicable exchange;

•	through the issuance of subscription rights to shareholders; or

•	through a combination of any of these methods of sale.

The prospectus supplement relating to an offering of securities will set forth the terms of the offering, including:

•	a description of the transaction and the securities to be offered;

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the initial public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in an offering of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase securities that are offered unless specified conditions are satisfied, and, unless otherwise set forth in the prospectus supplement, if the underwriters do purchase any securities, they will purchase all securities that are offered.

In connection with underwritten offerings of the securities offered by this prospectus and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the securities offered by this prospectus at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities or to continue these activities if commenced.

If dealers are utilized in the sale of securities offered by this prospectus, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us relating to material misstatements or omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries or affiliates in the ordinary course of business.

Each series of senior debt securities offered by this prospectus will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in the offered securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities offered by this prospectus may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for any senior debt securities offered by this prospectus.

EXPERTS

The consolidated financial statements and the related financial statement schedule of ORIX Corporation and its subsidiaries as of March 31, 2008 and 2009 and for each of the years in the three-year period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 have been incorporated in this prospectus by reference to our annual report on Form 20-F for the fiscal year ended March 31, 2009 in reliance upon the reports of KPMG AZSA & Co., independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2009 consolidated financial statements contains an explanatory paragraph that states that the consolidated financial statements of ORIX and its subsidiaries are translated into United States dollars solely for convenience of the reader.

KPMG AZSA & Co.’s address is 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo 162-8551, Japan.

LEGAL MATTERS

The validity of the offered securities with respect to United States federal law and New York State law will be passed upon for us by Davis Polk & Wardwell, our United States counsel. Mitsui Company, our Japanese counsel, will pass upon certain legal matters as to Japanese law for us. Simpson Thacher & Bartlett LLP, United States counsel to any underwriters, dealers or agents, will pass upon certain legal matters as to United States federal law and New York State law for them. Nagashima Ohno & Tsunematsu, Japanese counsel to any underwriters, dealers or agents, will pass upon certain legal matters of Japanese law for them.

ENFORCEMENT OF CIVIL LIABILITIES

ORIX is a joint stock company incorporated in Japan. Most or all of our directors and executive officers are residents of countries other than the United States. Although some of our affiliates have substantial assets in the United States, substantially all of our assets and the assets of our directors and executive officers (and certain experts named herein) are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against us or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. We have been advised by our Japanese counsel, Mitsui Company, that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, even if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce it directly in Japan.

Our agent for service of process is ORIX USA Corporation.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. We are subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual reports, special reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by us or as may be otherwise required.

Our American Depositary Shares, each of which represents one-half of one share, are listed on the New York Stock Exchange under the trading symbol “IX.”

Incorporation of Documents by Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our annual report on Form 20-F for the year ended March 31, 2009, filed on June 26, 2009 (File Number 001-14856).

All subsequent documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning us at:

ORIX Corporation

Mita NN Building

4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

+81-3-5419-5112

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our website.

US$750,000,000

ORIX Corporation

4.71% Notes Due 2015

PROSPECTUS SUPPLEMENT

Joint Bookrunners

BofA Merrill Lynch	Morgan Stanley	UBS Investment Bank

April 21, 2010